Exhibit 99.1

Hesai Group Reports First Quarter 2023 Unaudited Financial Results

Quarterly net revenues were RMB429.9 million (US$62.6 million)1, an increase of 73.0% year-over-year

Quarterly LiDAR shipments were 34,8342 units, an increase of 402.9% year-over-year

SHANGHAI, China, May 23, 2023 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (LiDAR) solutions, today announced its unaudited financial results for the three months ended March 31, 2023.

Operational Highlights

Q1 2023
ADAS LiDAR shipments	28,195
Autonomous Mobility LiDAR shipments	6,639
Total LiDAR shipments	34,834

•	Q1 2023 ADAS LiDAR Shipments were 28,195 units, compared with 222 units in the corresponding period of 2022.

•	Q1 2023 Total LiDAR Shipments were 34,834 units, representing 402.9% year-over-year growth.

Management Remarks

“We are pleased to deliver the strongest quarterly financial performance in our history, with record net revenues along with non-GAAP3 profitability and positive operating cash flow. This quarter, we not only released our groundbreaking, ultra-thin in-cabin LiDAR ET25, but also entered into new partnerships, broadened existing relationships with OEM customers on multi-year ADAS contracts and signed our largest Robotaxi LiDAR contract in the Company’s history,” Yifan “David” Li, Hesai's Co-Founder and CEO, commented. “2023 will be a transformational year as we see increased interest from and collaboration with leading North American and European OEMs. Though we still made a GAAP net loss this quarter, looking ahead, we will continue leveraging our strong in-house manufacturing capabilities and proprietary ASIC platform to build high-quality, affordable LiDARs that bring a higher level of safety to the future of intelligent driving systems.”

Louis T. Hsieh, Hesai’s Global CFO, added, “Our quarterly performance clearly demonstrates our continued rapid growth trajectory, with net revenues of RMB429.9 million (US$62.6 million), an increase of 73.0% year-over-year and an increase of 5.1% quarter-over-quarter, a new record high. Product revenues grew even faster increasing 77.7% year-over-year and increasing 4.9% quarter-over-quarter to RMB424.1 million (US$61.8 million). Our industry leading gross margin also grew to 37.8%, up 780 basis points quarter-over-quarter but down 1309 basis points year-over-year. With our unrelenting efforts in improving revenue scalability and cost efficiency, we turned profitable this quarter by recording non-GAAP net income and positive operating cash flow. LiDAR deliveries for the quarter soared by five times year-over-year to over 34,800 units, bringing our cumulative shipments to over 135,000 units. Although we typically experience slower demand in the first half of the year due to seasonal factors including the Chinese New Year holiday, we anticipate accelerating demand for our Autonomous Mobility and ADAS products tracking approximately 40% higher quarter-over-quarter in unit volume for the second quarter 2023 which would be a record high quarterly LiDAR volume for Hesai. This strong order momentum firmly demonstrates our global leadership position in both the ADAS and Autonomous Mobility LiDAR markets. We continue to outpace the competition easily delivering higher quarterly revenues and LiDAR shipments than our six other US-listed LiDAR peers COMBINED!”

1 All translations from RMB to USD for the first quarter of 2023 were made at the exchange rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023, set forth in the H.10 statistical release of the Federal Reserve Board.

2 Hesai started volume shipments of ADAS LiDAR in July 2022.

3 See “Use of Non-GAAP measures” and “Unaudited reconciliation of GAAP and Non-GAAP results” included in this release for further details.

Business Developments

•	Autonomous mobility: Hesai signed the largest Robotaxi LiDAR contract in the Company’s history.

•	ADAS: Hesai signed new platform wins with Li Auto for its new fully battery electric vehicle platform, and with Jidu, a joint venture between Baidu and Geely Group, for its new EV model. The Company also initiated a partnership with a new customer, SERES, a leading EV maker in China, whose new car models will be equipped with the Company’s AT128 LiDAR.

•	Hesai completed the first successful production sample from our “Hertz” center, a dedicated in-house manufacturing facility in Hangzhou supporting the Company’s AT series with over 90% automation on its product lines and cycle time of only 45 seconds per LiDAR. The Company’s advanced R&D and intelligent manufacturing center in Shanghai, “Maxwell,” where Hesai will conduct new product design, testing and calibration, is also scheduled to be completed in the third quarter of this year.

•	Hesai officially released a groundbreaking, in-cabin LiDAR, “ET25,” at the Shanghai Auto Show. ET25 features an extremely thin profile of only 25 mm in height with extended range and enhanced resolution. Hesai also teamed up with Fuyao Group, the global automotive glass leader, to create a specialized windshield to enhance the laser transmittance efficiency by up to three times.

Financial Highlights for the First Quarter of 2023

(in RMB millions, except for per ordinary share data and percentage)

	Q1 2023	Q1 2022	% Change
Net revenues	429.9	248.4	73.0%
Gross margin	37.8%	50.9%
Loss from operations	(128.0)	(41.7)	207.3%
Non-GAAP loss from operations	(7.5)	(14.5)	-48.1%
Net loss	(118.9)	(25.1)	374.1%
Non-GAAP net income	1.6	2.1	-24.1%
Net loss attributable to ordinary shareholders	(118.9)	(61.7)	92.6%
Net loss per ordinary share-basic and diluted	(0.98)	(0.53)	83.6%
Non-GAAP net income per ordinary share – basic and diluted	0.01	0.02	-27.6%

*The Company recognized share-based compensation expenses of RMB120.5 million (US$17.5 million) for the first quarter 2023, representing an increase of 343.8% from RMB27.2 million (US$4.0 million) for the same period of 2022. The increase in share-based compensation expenses was mainly attributable to the recognition of one-off expenses of RMB90.9 million (US$13.2 million) upon the completion of the Company’s successful IPO in the first quarter in relation to the employee stock options granted with an IPO trigger condition.

•	Net revenues were RMB429.9 million (US$62.6 million) for the first quarter of 2023, representing an increase of 73.0% from the same period of 2022. Product revenues were RMB424.1 million (US$61.8 million) for the first quarter of 2023, representing an increase of 77.7% from RMB238.7 million (US$34.8 million) for the same period of 2022. The year-over-year increase was mainly attributable to increased demand for Autonomous Mobility and ADAS LiDAR products as volume production of AT128 began in the third quarter of 2022. Service revenues were RMB5.8 million (US$0.8 million) for the first quarter of 2023, representing a decrease of 40.1% from RMB9.7 million (US$1.4 million) for the same period of 2022. The year-over-year decrease was mainly attributable to decreased revenue from non-recurring engineering services.

•	Cost of revenues was RMB267.3 million (US$38.9 million) for the first quarter of 2023, representing an increase of 119.2% from RMB122.0 million (US$17.8 million) for the same period of 2022. The year-over-year increase was due to increased shipments of LiDAR products, partially offset by the decrease of unit cost.

•	Gross margin was 37.8% for the first quarter of 2023, compared with 50.9% for the same period of 2022. The decrease in gross margin percentage was mainly attributable to increased shipments of lower priced ADAS LiDAR products during the ramp-up stage with lower in-house plant capacity utilization rate.

•	Sales and marketing expenses were RMB35.4 million (US$5.2 million) for the first quarter of 2023, representing an increase of 83.1% from RMB19.3 million (US$2.8 million) for the same period of 2022. The year-over-year increase was mainly due to one-off share-based compensation expenses of RMB10.2 million (US$1.5 million) recognized related to the stock options granted with an IPO performance condition, and increased payroll expenses of RMB1.5 million (US$0.2 million) attributable to an expanded sales and marketing team.

•	General and administrative expenses were RMB49.5 million (US$7.2 million) for the first quarter of 2023, representing an increase of 10.8% from RMB44.7 million (US$6.5 million) for the same period of 2022.

•	Research and development expenses were RMB208.5 million (US$30.4 million) for the first quarter of 2023, representing an increase of 99.2% from RMB104.7 million (US$15.2 million) for the same period of 2022. The year-over-year increase was mainly due to one-off share-based compensation expenses of RMB66.7 million (US$9.7 million) recognized related to the stock options granted with an IPO performance condition, as well as increased payroll expenses of RMB28.3 million (US$4.1 million) attributable to higher R&D headcount.

•	Other operating income was RMB2.8 million (US$0.4 million) for the first quarter of 2023, representing an increase of 391.4% from RMB0.6 million (US$0.1 million) for the same period of 2022.

•	Loss from operations was RMB128.0 million (US$18.6 million) for the first quarter of 2023, representing an increase of 207.3% from RMB41.7 million (US$6.1 million) from the same period of 2022. Excluding share-based compensation expenses, non-GAAP loss from operations was RMB7.5 million (US$1.1 million) for the first quarter of 2023, compared with RMB14.5 million (US$2.1 million) for the same period of 2022.

•	Net loss was RMB118.9 million (US$17.3 million) for the first quarter of 2023, compared with RMB25.1 million (US$3.7 million) for the same period of 2022. Excluding share-based compensation expenses, non-GAAP net income was RMB1.6 million (US$0.2 million) in the first quarter of 2023, compared with RMB2.1 million (US$0.3 million) for the same period of 2022.

•	Net loss attributable to ordinary shareholders of Hesai was RMB118.9 million (US$17.3 million) for the first quarter of 2023, compared with RMB61.7 million (US$9.0 million) for the same period of 2022. Excluding share-based compensation expenses and deemed dividends, non-GAAP net income attributable to ordinary shareholders of Hesai was RMB1.6 million (US$0.2 million) for the first quarter of 2023, compared with RMB2.1 million (US$0.3 million) for the same period of 2022.

•	Basic and diluted net loss per ordinary share were both RMB0.98 (US$0.14) for the first quarter of 2023. Excluding share-based compensation expenses and deemed dividends, non-GAAP basic net income per ordinary share and non-GAAP diluted net income per ordinary share were both RMB0.01 for the first quarter of 2023.

•	Cash and cash equivalents and short-term investments were RMB3,141.4 million (US$457.4 million) as of March 31, 2023, compared with RMB1,859.1 million (US$270.7 million) as of December 31, 2022.

Business Outlook

For the second quarter of 2023, the Company expects net revenues to be between RMB410 million (US$59.7 million) and RMB430 million (US$62.6 million), representing a year-over-year increase of approximately 94.3% to 103.8%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on May 23, 2023 (9:00 AM Beijing/Hong Kong Time on May 24, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group First Quarter 2023 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10030374-jl12jm.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until May 31, 2023, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10030374

About Hesai

Hesai is the global leader in three-dimensional light detection and ranging (LiDAR) solutions. The Company’s LiDAR products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai's technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. The Company’s commercially validated solutions are backed by superior research and development capabilities across optics, mechanics, electronics, and software. Hesai integrates LiDAR designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 90 cities in 40 countries as of December 31, 2022.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: loss from operation excluding share-based compensation expenses, net income excluding share-based compensation expenses, net income attributable to ordinary shareholders excluding share-based compensation and deemed dividend, and per ordinary share net income attributable to ordinary shareholders excluding share-based compensation and deemed dividend. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Unaudited Reconciliations of GAAP and non-GAAP Results" set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and deemed dividend that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation expenses and deemed dividend that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS, autonomous mobility and robotics industries; the market for and adoption of LiDAR and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Hesai Group

Yuanting “YT” Shi, Investor Relations Director

Email: ir@hesaitech.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: hesai@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: hesai@tpg-ir.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	913,277	2,096,031	305,206
Short-term investments	945,866	1,045,380	152,219
Accounts receivable	484,586	361,921	52,700
Contract assets	13,058	-	-
Amounts due from related parties	5,021	4,995	727
Inventories	646,852	634,652	92,412
Prepayments and other current assets	126,452	114,761	16,711
Total current assets	3,135,111	4,257,740	619,975
Non-current assets:
Property and equipment, net	504,953	565,890	82,400
Long-term investments	31,856	31,845	4,637
Intangible assets, net	20,600	20,598	2,999
Land-use rights, net	41,606	41,391	6,027
Goodwill	3,823	3,772	549
Right-of-use assets	44,349	36,110	5,258
Other non-current assets	57,098	137,778	20,062
Total non-current assets	704,285	837,384	121,932
TOTAL ASSETS	3,839,396	5,095,124	741,907
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	-	109,900	16,003
Note payable	-	12,000	1,747
Accounts payable	206,681	155,842	22,692
Contract liabilities	40,378	49,836	7,257
Amounts due to related parties	334,283	330,066	48,061
Accrued warranty liability	17,694	18,233	2,655
Accrued expenses and other current liabilities	356,502	233,647	34,021
Total current liabilities	955,538	909,524	132,436
Non-current liabilities
Long-term borrowings	18,472	110,451	16,083
Deferred tax liabilities	439	415	60
Lease liabilities	10,139	6,851	998
Other non-current liabilities	13,075	14,706	2,141
Total non-current liabilities	42,125	132,423	19,282
TOTAL LIABILITIES	997,663	1,041,947	151,718
Mezzanine equity:
Redeemable shares	5,986,910	-	-

Shareholders’ Deficit
Class A Ordinary shares	19	19	3
Class B Ordinary shares	20	62	9
Additional paid-in capital	-	7,304,273	1,063,585
Subscription receivables	(310,227)	(310,227)	(45,173)
Accumulated other comprehensive income (loss)	(3,608)	9,340	1,360
Accumulated deficit	(2,831,381)	(2,950,290)	(429,595)
TOTAL SHAREHOLDERS’ DEFICIT	(3,145,177)	4,053,177	590,189
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	3,839,396	5,095,124	741,907

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net revenues	248,447	429,930	62,603
Cost of revenues	(121,953)	(267,304)	(38,922)
Gross profit	126,494	162,626	23,680
Operating expenses:
Sales and marketing expenses	(19,312)	(35,363)	(5,149)
General and administrative expenses	(44,727)	(49,544)	(7,214)
Research and development expenses	(104,672)	(208,496)	(30,360)
Other operating income, net	564	2,771	404
Total operating expenses	(168,147)	(290,632)	(42,320)
Loss from operations	(41,653)	(128,006)	(18,639)
Interest income	17,418	15,673	2,282
Foreign exchange loss, net	(677)	(6,415)	(934)
Other loss, net	(162)	(167)	(24)
Net loss before income tax and share of loss in equity method investments	(25,074)	(118,915)	(17,315)
Income tax benefit	11	17	2
Share of loss in equity method investment	(11)	(11)	(2)
Net loss	(25,074)	(118,909)	(17,315)
Deemed dividend	(36,670)	-	-
Net loss attributable to ordinary shareholders of the Company	(61,744)	(118,909)	(17,315)
Net loss per share:
Basic and diluted	(0.53)	(0.98)	(0.14)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	115,534,593	121,175,064	121,175,064
Net loss	(25,074)	(118,909)	(17,315)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	344	12,948	1,885
Comprehensive loss, net of tax of nil	(24,730)	(105,961)	(15,430)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Loss from operations	(41,653)	(128,006)	(18,639)
Add: Share-based compensation expenses	27,145	120,481	17,543
Non-GAAP loss from operations	(14,508)	(7,525)	(1,096)

Net loss	(25,074)	(118,909)	(17,315)
Add: Share-based compensation expenses	27,145	120,481	17,543
Non-GAAP net income	2,071	1,572	228

Net loss attributable to ordinary shareholders of the Company	(61,744)	(118,909)	(17,315)
Add: Share-based compensation expenses	27,145	120,481	17,543
Add: Deemed dividend	36,670	-	-
Non-GAAP net income attributable to ordinary shareholders of the Company	2,071	1,572	228

Loss per share: Basic and diluted	(0.53)	(0.98)	(0.14)
Add: Share-based compensation expenses	0.23	0.99	0.14
Add: Deemed dividend	0.32	-	-
Non-GAAP net income per ordinary share – basic and diluted	0.02	0.01	0.00